Draft #32

NEWS RELEASE

January 20December __, 20032

Trading Symbol: TSX: RNG

RIO NARCEA SECURES OFF-TAKE AGREEMENT PLUS

US$5 MILLION FINANCING

 FOR AGUABLANCA PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the signing of a long-term off-take agreement (the “Agreement”) with Glencore International AG (“Glencore”) for the sale of nickel concentrate from its Aguablanca Ni-Cu-PGM pProject located in southwestern Spain. In addition, Rio Narcea has agreed to sell to Glencore a [ ]% direct participating interest in the Aguablanca Project for US$5 million. Glencore has agreed to provide US$5 million of project financing to the projecte.

Rio Narcea received highly competitive proposals to take the Aguablanca concentrate, reflecting not only the increasing demand for nickel sulfide concentrates and the optimistic nickel market fundamentals but also the confidence in the Aguablanca mine as a long-term nickel supplier.

Under the terms of the Agreement, Glencore has agreed to will purchase 100% of the annual production of concentrate from the Aguablanca pProject until year 2010on a life-of-mine basis. The Agreement provides that its specific business terms are of the off-take agreement with Glencore remain confidential, for competitive reasons.

The sale of the interest to Glencore is conditional on completion of due diligence by Glencore and approval of the Board of Rio Narcea.  Furthermore, Rio Narcea will have the right to Glencore has agreed to provide buy a US$5 million for a direct small participation in the Aguablanca project that. Rio Narcea mayhas the right to buy back this participating interest within the next two years for [terms?]their interest. The This financing agreement is subject to due diligence and board approval.

Rio Narcea received highly competitive bidding proposals to take the for the AAguablanca concentrate, reflecting the increasing demand for nickel concentrates and the optimistic nickel market fundamentals,  and the confidence on the the project Aguablanca mine as a long-term nickel supplier, and the optimistic nickel market fundamentals. We are very pleased with the terms obtained and look forward in establishing strong relationships with our partners.

Alberto Lavandeira, President and Chief Executive Officer, commented, “We are very pleased with the off-take terms obtained and look forward toin establishing a strong relationships with our partners. We have now achieved another major milestoneobjective in the development of Aguablanca. With the project financing arrangements and a long-term off-take agreement in place, combined with our strong cash resourcesgeneration, we are confident of fulfilling our objective~~have achieved major conditionsthe necessary funding~~ ofto construct ing and developing the project in accordance with our timetable and, expecting to starting commercial production in early in 2004. Aguablanca is a high return project with considerable potential for short-term expansion. and we expect our share price to appreciate in value to reflect its net asset real value.”

The base case model initially prepared for the bankable feasibility study Aguablanca is a nickel sulfide deposit containing an estimated open pit mineral reserves of 15.7 million tonnes, to a depth of 250 meters, at a diluted mine grade of 0.66% nickel, 0.46% copper, and 0.47 g/t PGM using a nickel price of US$2.99/lb and a copper price US$0.73/lb. The ore, that will be processed atin  (should we use cut-off grade instead?). an on-site conventional nickel sulfide flotation plant designed to treat 1.5 million tonnes of ore per year.  Capital costs are forecast at US$64.1 million, including working capital and value added tax (VAT) during construction. Using the above-mentioned prices for nickel and copper, the study estimated average total cash operating cost for the life of the mine of US$1.82/lb of nickel equivalent (net of by-product credits and smelter costs) andThe feasibility study contemplates that an average of 10,000 tonnes of nickel in concentrate will be produced annually, over the life of the mine.

The feasibility study considers two open pits with an on-site conventional nickel sulfide flotation plant designed to treat 1.5 million tonne of ore per year. The base case model forecast average total cash operating cost of US$1.82/lb for the life of the mine using a nickel price of US$2.99/lb. Capital cost are estimated at US$64.1, which includes US$9.4 million in working capital and US$6.7 Value Added Tax (VAT) during construction.

The Company is confident in further enhancing the project economics by optimization of the pit slopes, inclusion of second hand equipment, potential addition of open pit reserves from nearby mineralized zones, further investigation of the deeper mineralization below the open pit, and potential regional exploration success. An optimization study has commenced to review all capital estimates. The base case model initially prepared within the feasibility study assumed some averaged smelter terms.  ofNnickel equivalent (net of by product credits)  a net present value (NPV) of US$82.4 million discounted at 5% (unleveraged). The study assumed xxx some averagexd smelter terms over the life of the mine.

Page #/2

Based on the much improved negotiated smelter terms in the Agreement ~~than those assumed in the base case model~~l, , the updated financial model forecasts average total cash operating cost of US$1.60/lb ofN nickel equivalent (net of by- product credits and smelter costs) for the life of the mine. Capital cost are estimated at US$62.5 million, which includes US$7.9 million in working capital and US$6.7 million Value Added Tax during construction. The updated net present value (NPV) of the project, project has the following net present value (NPV) using various nickel prices, and without considering any leverage due to debt financing, is as follows:

	NPV (unleveraged) – Million of US$ million$
	$2.99/lb Ni (base case)	$3.5025/lb Ni	$43.0050/lb Ni
NPV @ 5%Undiscounted	157	181	205
@ 5%	106	125	143
NPV @ 10%	73	87	101

These figures show the current robustness of the projectT, that the Company is confident that optimization work on the project , including in further enhancing the current robustness of the project throughby  the optimizationat ofion of the pit slopes; additional open pit reserves from nearby mineralized zones; and development of higher grade, deeper mineralization below the open pit and, inclusion of limited certain available second hand equipment will further enhance the already robust economics of the project. , Axxxpotential Aadditional of open pit reserves from nearby mineralized zones, mining of higher grade, deeper mineralization below the open pit, and potential regional exploration success could add significant value to the project as well.

Rio Narcea is currently finalizing internal discussions in relation withrelated to reviewing the various proposals received for the plant construction of the plant by specialized companies, and is expecting s to shortly award the engineering and construction contract very shortly.

The bankable feasibility study was prepared by Metallurgical Design and Management (Pty) Ltd. under the supervision of David Dodd, Technical Director and the mineral reserves were estimated by Alan C. Noble, both Qualified Persons as defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

A word on the Ni demand…….(it’s late!)

Rio Narcea is fast tracking the development of the project to start commercial production in the first quarter of 2004. (not sure where this will go right now!)

Rio Narcea is a growing mineral resource company with operations, development projects and gold and nickel exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project,  and rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit, and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Page #/2